SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.
Report of Independent Accountants
on Limited Reviews of the
Quarterly Information (ITR)
March 31, 2006

Report of Independent Auditors

To the Board of Directors and Shareholders
Braskem S.A.

1
We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Braskem S.A. for the quarters ended March 31, 2006 and 2005. This information is the responsibility of the Company’s management. The limited reviews of the Quarterly Information (ITR) of the jointly-controlled entities Petroflex Indústria e Comércio S.A. as of March 31, 2006 and 2005 and Politeno Indústria e Comércio S.A. as of March 31, 2005, as well as the audits of the financial statements of these jointly-controlled entities as of December 31, 2005, which are recorded under the equity method, were conducted by other independent auditors. Our reviews, insofar as they relate to the amounts of these investments at March 31, 2006 and the results generated by them in the quarter then ended, of R$ 57,063 thousand and loss of R$ 1,001 thousand, respectively (March 31, 2005 - investments of R$ 220,994 thousand and profit of R$ 23,634 thousand, and at December 31, 2005 - investments of R$ 223,783 thousand), are based solely on the reports of the other independent accountants.

2
Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3
Based on our limited reviews and on the reports of the other independent accountants on the limited reviews of the quarterly information, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4
The Quarterly Information (ITR) also includes accounting information for the quarter ended December 31, 2005. We audited such information at the time it was prepared, in connection with the audit of the financial statements as of and for the year then ended, on which we issued an unqualified opinion dated February 6, 2006, including emphasis paragraphs related to the matters mentioned below.

5
As described in Notes 17(c) and 20 to the Quarterly Information (ITR), Braskem S.A. and certain subsidiaries are parties to significant lawsuits which seek exemption from payment of social contribution on net income and a lawsuit regarding the validity of Clause 4 of the Collective Labor Agreement of the Union of the Employees of Petrochemical, Plastic Chemicals and Related Companies of the state of Bahia (SINDIQU¥MICA). Based on the opinion of its outside legal advisors and Company management, no material losses are expected from these disputes. Accordingly, the Quarterly Information (ITR) does not include any provisions to cover the possible effects of these lawsuits.

6
Based on the decision of the Federal Supreme Court (STF), the management of the former indirect subsidiary OPP Química S.A., merged into Braskem S.A. in March 2003, recorded an Excise Tax (IPI) credit in the amount of R$ 1,030,125 thousand in the results for the year ended December 31, 2002. Although the National Treasury has filed an appeal of certain aspects of this decision, as described in Note 9(i), management has concluded, based on the opinion of its legal advisors, that this appeal cannot significantly alter the receivable recorded by the subsidiary.

7
The Company belongs to a group of companies comprising the Braskem Group and carries out financial and commercial transactions, in significant amounts, with its subsidiaries and other Group companies, under the conditions described in Note 8 to the Quarterly Information (ITR).

8
As described in Note 1(b) to the Quarterly Information (ITR), the Company and some of its subsidiaries are involved in a business and corporate restructuring process, intended to give them a more adequate capital structure, greater profitability, competitiveness and economies of scale. The Company and some of its subsidiaries are being, and may continue to be, affected by economic and/or corporate changes resulting from this process, the outcome of which will determine how the operations of the Company and its subsidiaries will develop.

9
As described in Notes 11, 12, and 13 to the Quarterly Information (ITR), the Company and some of its subsidiaries recognized goodwill on the acquisition of investments based on the fair values of fixed assets and the expected future profitability of the investees. These goodwill balances are being amortized in accordance with the period of return defined in the independent valuation reports and the financial projections prepared by management. The maintenance of the goodwill balances and the current amortization criteria will depend upon the realization of the projected cash flows and income and expenses used by the valuers in determining the fair values, as well as the future profitability of the investees.

10
Our reviews were conducted for the purpose of issuing a report on the limited review of the Quarterly Information (ITR), referred to in the first paragraph, taken as a whole. The statement of cash flows, presented in the Quarterly Information (ITR) to provide supplementary information about the Company, is not a required part of the Quarterly Information (ITR). This information has been subjected to the review procedures described in paragraph 2 and we are not aware of any material modifications that should be made to this statement in order for it to be fairly presented in all material respects in relation to the quarterly information taken as a whole.

Salvador, April 28, 2006

PricewaterhouseCoopers	Marco Aurélio de Castro e Melo
Auditores Independentes	Contador CRC 1SP153070/O-3 "S" BA
CRC 2SP000160/O-5 "F" BA

Braskem S.A.

Balance Sheets at March 31, 2006 and December 31, 2005
In thousands of reais

Parent company
Assets	3/31/2006	12/31/2005

	(Unaudited)

Current assets
Cash and cash equivalents	1,230,979	1,461,090
Marketabale securities	8,539	3,503
Trade accounts receivable	842,013	963,333
Inventories	1,341,643	1,250,072
Taxes recoverable	305,666	263,677
Dividends and interest on capital	13,830	43,979
Insurance indemnifications	14,642	15,141
Securities receivable	33,366	41,622
Advances to suppliers	49,635	37,255
Other accounts receivable	42,342	35.863

	3,882,655	4.115,535

Long-term receivables
Marketable securities	595,885	636,303
Trade accounts receivable	28,546	47,479
Inventories	53,345	71,817
Taxes recoverable	430,389	395,975
Deferred income tax	302,184	277,250
Judicial deposits and compulsory loans	80,979	34,899
Related parties	98,711	57,181
Other accounts receivable	21,232	22,328

	1,611,271	1,543,232

Permanent assets
Investments
Associated companies	24,157	25,761
Subsidiaries and jointly-controlled entities	2,007,978	2,024,713
Other investments	8,364	8,364
Property, plant and equipment	5,572,451	5,676,867
Deferred charges	1,251,358	1,513,469

	8,864,308	9,249,174

Total assets	14,358,234	14,907,941

Parent company

Liabilities and shareholders’ equity	3/31/2006	12/31/2005

	(Unaudited)
Current liabilities
Suppliers	2,492,342	2,529,824
Loans and financing	476,972	612,227
Debentures	36,581	9,295
Salaries and social charges	122,609	100,603
Taxes, charges and contributions	91,055	167,131
Income tax and social contribution	5,366	10,810
Dividends and interest on capital payable	290,994	290,953
Advances from customers	31,974	34,784
Insurance premiums payable	148	2,638
Other accounts payable	24,629	27,820

	3,572,670	3,786,085

Long-term liabilities
Suppliers	28,921	29,746
Loans and financing	3,098,188	3,331,415
Debentures	1,632,965	1,599,347
Taxes, charges and contributions	1,203,806	1,158,471
Deferred taxes and contributions	8,378	8,525
Related parties	3,164	3,372
Provisions for loss on investments	12,342	199,797
Private pension plans	58,554	58,554
Other accounts payable	64,182	59,873

	6,110,500	6,449,100

Deferred income
Negative goodwill on the purchase of investments	24,506	25,655

Shareholders’ equity
Paid-up capital	3,402,968	3,402,968
Capital reserves	404,198	396,821
Treasury stock	(1,905)	(1,905)
Revenue reserves	849,217	849,217
Retained earnings	(3,920)

	4,650,558	4,647,101

Total liabilities and shareholders’ equity	14,358,234	14,907,941

The accompanying notes are an integral part of this financial information.

Statements of Operations at March 31, 2006 and 2005
In thousands of reais

Parent company
	1/1/06 to 3/31/06	1/1/05 to 3/31/05

	(Unaudited)	(Unaudited)

Gross Sales
Domestic market	2,857,193	3,243,367
Foreign market	449,652	735,555
Deductions from gross sales	(789,094)	(916,563)

Net sales revenues	2,517,751	3,062,359
Cost of sales and/or services rendered	(2,179,180)	(2,303,370)

Gross profit	338,571	758,989

Operating (expenses) income
Selling	(64,722)	(57,573)
General and administrative	(98,431)	(104,560)
Management fees	(1,336)	(2,183)
Financial
Financial income	(63,024)	48,937
Financial expenses	(2,457)	(287,069)
Depreciation and amortization	(86,891)	(101,575)
Other operating income	146,352	9,367
Other operating expenses	(55,134)	(3,143)
Equity accounting
Equity in the results	68,448	19,897
Amortization of (goodwill) negative goodwill, net	(39,406)	(37,933)
Exchange variation	4,890	(1,170)
Reversal of provision for losses of subsidiaries	3,440	45,728
Other		(299)

Operating profit	150,300	287,413

Non-operating income (loss), net	23	(13,130)

Income before tax	150,323	274,283
Provision for income tax and social contribution	(14,435)	(46,467)
Deferred Income Tax	(16,141)	(20,985)

Net income for the period	119,747	206,831

The accompanying notes are an integral part of this financial information.

Consolidated Balance Sheets at March 31, 2006 and December 31, 2005
In thousands of reais

Assets	3/31/2006	12/31/2005

	(Unaudited)
Current assets
Cash and cash equivalent	1,995,312	2,135,740
Marketable securities	223,349	145,794
Trade accounts receivable	1,517,254	1,493,312
Inventories	1,660,691	1,567,453
Taxes recoverable	365,163	324,868
Deferred income tax and social contribution	1,213	2,406
Dividends and interest on capital receivable	641
Insurance indemnifications	14,642	15,141
Advanced to suppliers	71,067	40,038
Prepaid expenses	39,169	48,800
Related parties	345
Other accounts receivable	51,157	44,333

	5,940,003	5,817,885

Long-term receivables
Marketable securities	522	325
Trade accounts receivable	34,959	49,676
Inventories	56,840	75,783
Taxes recoverable	602,369	559,423
Deferred income tax	313,780	292,600
Judicial deposits and compulsory loans	100,894	36,522
Related parties	63,292	40,560
Other accounts receivable	26,350	27,257

	1,199,006	1,082,146

Permanent assets
Investments
Associated companies	24,157	25,761
Jointly-controlled entities	6,206	6,206
Other investments	34,258	34,212
Property, plant and equipment	6,264,400	6,323,499
Deferred charges	2,139,449	2,301,042

	8,468,470	8,690,720

Total assets	15,607,479	15,590,751

Liabilities and shareholders’ equity	3/31/2006	12/31/2005

	(Unaudited)
Current liabilities
Suppliers	2,501,276	2,580,173
Loans and financing	1,267,501	1,120,391
Debêntures	38,411	9,295
Salaries and payroll charges	141,488	135,961
Taxes, charges and contributions	111,726	192,169
Income tax and social contribution	41,564	19,002
Dividends and interest on capital payable	299,567	299,175
Advances from customers	34,264	42,027
Related parties	6,537	3,081
Insurance premiums payable	823	3,203
Other accounts payable	38,317	39,620

	4,481,474	4,444,097

Long-term liabilities
Suppliers	28,921	29,746
Loans and financing	3,090,571	3,261,594
Debêntures	1,665,156	1,599,347
Taxes, charges and contributions	1,400,694	1,324,358
Deferred income tax	10,280	10,445
Related parties	2,924	3,044
Provision for loss on investments	12,342	9,280
Private pension plans	63,030	65,116
Other accounts payable	84,534	98,785

	6,358,452	6,401,715

Deferred income
Negative goodwill on the purchase of investments	86,792	87,941

Minority interests	119,671	121,232

Shareholders’ equity
Capital	3,402,968	3,402,968
Capital reserves	403,641	396,264
Treasury stock	(15,015)	(15,015)
Revenue reserves	770,651	750,992
Other	557	557
Retained earnings	(1,712)

	4,561,090	4,535,766

Total liabilities and shareholders’ equity	15,607,479	15,590,751

The accompanying notes are an integral part of this financial information.

Consolidated Statements of Operations at March 31, 2006 and 2005
In thousands of reais

	1/1/06 to 3/31/06	1/1/05 to 3/31/05

	(Unaudited)	(Unaudited)

Gross Sales
Domestic market	3,223,260	3,636,155
Foreign market	649,343	858,237
Deductions from gross Sales	(874,448)	(1,052,048)

Net sales revenues	2,998,155	3,442,344
Cost of sales and/or services rendered	(2,536,020)	(2,538,911)

Gross profit	462,135	903,433

Operating (expenses) income
Selling	(74,601)	(70,653)
General and administrative	(116,226)	(118,111)
Management fees	(1,978)	(2,771)
Equity accounting
Equity in the results	6,457	11,899
Amortization of (goodwill) negative goodwill, net	(38,433)	(37,924)
Exchange variation	148	(5,635)
Provision for losses in subsidiaries	(3,029)
Other	11,243	151
Depreciation and amortization	(82,504)	(98,846)
Financial expenses	(29,448)	(314,156)
Financial income	(55,289)	57,745
Other operating income, net	95,122	6,001

Operating profit	173,597	331,133

Non-operating income (loss), net	(1,390)	(12,616)

Income before income tax and social contribution	172,207	318,517
Provision for income tax and social contribution	(40,240)	(88,538)
Deferred income tax and social contribution	(11,006)	(21,051)

Income before minority interests	120,961	208,928
Minority interests	994	(3,246)

Net income for the period	121,955	205,682

The accompanying notes are an integral part of this financial information.

Notes to the Financial Statements
at March 31, 2006 and December 31, 2005
In thousands of reais

1 Operations

(a) Braskem S.A. ("Braskem" or the "Company"), with headquarters at Camaçari - BA, and 13 production units located in the States of Alagoas, Bahia, São Paulo and Rio Grande do Sul, engages in the production of basic petrochemicals such as ethene, propene, benzene, and caprolactama, in addition to gasoline and LPG (cooking gas). The thermoplastic resine segment includes polyethine, polypropilene, PVC and Polyethilene Teraphtalate (“PET”). The Company also engages in the import and export of chemicals, petrochemicals, fuels, as well as the production and supply of utilities such as steam, water, compressed air and electric power to the companies in the Camaçari Petrochemical Complex in Bahia (“Northeast Petrochemical Complex”), and the rendering of services to those companies. The Company also invests in other companies, either as a partner or shareholder.

(b) Formation of Braskem

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through Relevant Event Notices. The main recent events can be summarized as follows:

. The Extraordinary General Meeting held on March 31, 2005 approved the merger of the subsidiary Odequi into the Company, based on the book value of stockholders’ equity at December 31, 2004, in the amount of R$ 1,340,749, according to appraisal report issued by independent experts. The equity variations during the 1st quarter of 2005 were taken to the statement of income of Braskem, as equity in the earnings.

. On April 25, 2005, the Company increased the capital of Braskem Incorporated Limited (“Braskem Inc”), current corporate name of CPN Incorporated Limited (“CPN Inc”) by US$ 40.000 thousand (equal to R$ 101,400), from US$ 95 thousand to US$ 40,095 thousand, with the issue of 40,000,000 quotas, by capital contribution in cash. This transaction generated: (i) goodwill of R$ 6,579, fully amortized; and (ii) reversal of the provision for loss in the investee of the same amount.

. At a meeting held on June 22, 2005, the Boards of Directors of the Company and Petroquisa approved capital expenditures of US$ 240 million to build a plant for the production of polypropilene at Paulínia, São Paulo. The investment will be made by the joint venture formed at the time of the organization of Petroquímica Paulínia S.A.
(“Petroquímica Paulínia”), on September 16, 2005.

. On April 29, 2005, as disclosed in a Relevant Event notice, Odebrecht S.A. (“Odebrecht”), Nordeste Química S.A. (“NORQUISA”), ODBPAR Investimentos S.A. (“ODBPAR”) and Petroquisa executed the Second Amendment to Braskem Shareholders’ Agreement, with the Company and Petróleo Brasileiro S.A. (“Petrobras”), as intervening parties. Under this amendment, Petroquisa was granted an option to increase its share in the voting capital of the Company by up to 30%, through the subscription of new shares in the following companies: (i) petrochemical companies located in the Petrochemical Complex at Triunfo, state of Rio Grande do Sul, and (ii) other petrochemical companies considered by the Company as strategic.The process was completed on March 31, 2006 when, in the absence of agreement on the terms and conditions, Petroquisa chose not to exercise the option to increase its percentage holding in the Company’s voting capital. Accordingly, Petroquisa’s interests remains at 10.02% and 8.45% of the voting and total capital of the Company, respectively.

. On October 18, 2005, the Company sold to Braskem Distribuidora Ltda. (“Braskem Distribuidora”) 900,000 shares in Braskem Cayman Limited (“Cayman”), representing 100% of its capital, for R$ 174,696, with no goodwill.

. On November 30, 2005, the Company increased the capital of Braskem Distribuidora from R$ 3,542 to R$ 316,490, by the subscription of credits held by the Company with the subsidiary, in the amount of R$ 312,948. The Company recorded goodwill of R$ 223,467 on this transaction, fully amortized.

The Company and its subsidiaries, as participants in the corporate restructuring process, may be affected by economic and/or corporate aspects as a result of the outcome of this process.

(c) Administrative Council for Economic Defense - CADE

On September 14, 2005, CADE approved by unanimous vote, with no restrictions, the change in control of the Company, which in 2002 had given rise to a notice of potential economic concentration.

(d) Corporate governance

Braskem is enrolled in Level 1 of Differentiated Corporate Governance of the Bovespa, which mainly commits the Company to improvements in providing information to the market and in the dispersion of shareholdings. The Company intends to reach Level 2 of Bovespa’s Governance in due time.

(e) Reverse split of shares and split of American Depositary Shares ("ADS")

In order to facilitate trading and increase the liquidity of the Company’s shares, the Extraordinary General Meeting, held on March 31, 2005, approved the reverse split of shares, of all types and classes, in the proportion of 250 shares to each share. As a result, the ADS split was also approved, in the proportion of 2 ADS for each existing ADS.

Shareholders were given a 30-day period, as from April 5, 2005, to adjust their positions. After this date, the remaining share fractions were rounded and auctioned on the São Paulo Stock Exchange (“Bovespa”). The auction proceeds were transferred to the shareholders on a pro rata basis, through current account deposits.

2 Presentation of the Financial Statements

The financial statements were prepared in accordance with the accounting practices adopted in Brazil and also in compliance with the standards and procedures determined by the Brazilian Securities Commission (CVM).

To improve the presentation and comparability of the Company financial statements, the following reclassifications were made:

• parent company – in compliance with Instituto Brasileiro dos Auditores Independentes - IBRACON (Brazilian Institute of Independent Auditors) Technical Interpretation 01/2006, the balance of maintenance shutdowns, amounting to R$ 356,121 at December 31, 2005, was reclassified from deferred charges to property, plant and equipment. Additionally, to improve the Company accounting practices, the balance of the catalysts account of R$ 41,412 at December 31, 2005 was reclassified from deferred charges to property, plant and equipment.

These catalysts are used by the basic petrochemicals unit for periods varying from 5 to 10 years.

• consolidated – the consolidated statement of income for the quarter ended March 31, 2005 was adjusted to include the proportional merger of Petroflex Indústria e Comércio S.A. (“Petroflex”) and exclude the proportional merger of Companhia de Desenvolvimento Rio Verde (“CODEVERDE”).

3 Significant Accounting Practices

(a) Use of estimates

In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and transactions. The financial statements of the Company and its subsidiaries include, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, deferred charges amortization periods, as well as provisions required for contingencies, income tax and other similar amounts.

(b) Determination of net income

Net income is determined on the accrual basis of accounting.

Sales revenues are recognized when the risk and product title are transferred to customers. This transfer occurs when the product is delivered to customers or carriers, depending on the type of sales.

The provisions for income tax and Value-Added Tax on Sales and Services (ICMS) are recorded gross of the tax incentive portions, with the amounts related to tax exemption and reduction recorded in capital reserve.

In accordance with the requirements of CVM Deliberation 273 and Instruction 371, the deferred income tax is stated at probable realizable value, expected to occur as described in Note 17 (b).

Monetary and foreign exchange variations on assets and liabilities are classified in “Financial income” and “Financial expenses”, respectively.

The Company has recognized in financial results for the year the market value of derivative contracts relating to liabilities indexed to foreign currency or international interest rates. At March 31, 2006, the Company had one outstanding contract tied to foreign currency financing, the market value of which is zero (March 31, 2005 - R$ 6,315 negative). This accounting practice does not apply to the swap contract mentioned in Note 14(d) in view of its specific characteristics, as explained in that Note.

Earnings per share are calculated based on the number of outstanding shares on the balance sheet date.

(c) Current assets and long-term receivables

Cash and cash equivalents comprise primarily demand deposits and marketable securities or investments maturing within 90 days (Note 4).

Marketable securities are valued at the lower of cost or market, including accrued income earned to the balance sheet date. Derivative instruments are valued at their estimated fair values, based on market quotations for similar instruments in relation to future exchange and interest rates.

The allowance for doubtful accounts is set up at an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account the Company's loss experience, and includes amounts in litigation. To determine the amount of doubtful accounts the Company analyzes, on a monthly basis, the amounts and characteristics of trade accounts receivable.

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realization value. Imports in transit are stated at the accumulated cost of each import. Inventories of maintenance materials are classified in current assets or long-term receivables, considering their history of consumption.

Deferred income tax is recognized when its realization is probable. Periodically, the amounts recorded are reassessed in accordance with CVM Deliberation 273/98 and CVM Instruction 371/02.

Judicial deposits are stated net of the related contingent liabilities.

Other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(d) Permanent assets

These assets are stated at cost plus restatements for inflation through December 31, 1995 considering the following:

• investments in subsidiaries, jointly-controlled entities, joint ventures and associated companies are accounted for on the equity method, plus unamortized goodwill/negative goodwill. Goodwill is calculated as the difference between the amount paid and the book value of net assets acquired. Goodwill is based on the expected future profitability of the investees and appreciation of the assets, and is amortized over a period of up to 10 years. Goodwill in merged companies is transferred to property, plant and equipment and deferred charges, when based on asset appreciation and future profitability of the investees, respectively. Other investments are carried at the cost of acquisition;

• interests in foreign subsidiaries are valued under the equity accounting method and foreign exchange variances on equity are recorded in a separate account under operating profits. Balance sheet and income statement accounts are converted into Brazilian currency at the exchange rates ruling as of the financial statement date, according to CVM Deliberation 28/86;

• property, plant and equipment is shown at acquisition or construction cost and, as from 1997, includes capitalized interest incurred on borrowings specifically obtained to finance projects. This capitalization ceases when the projects begin their operations;

• depreciation of property, plant and equipment is recorded on the straight-line basis at the rates mentioned in Note 12;

• amortization of deferred charges is recorded over a period of up to ten years, as from the time benefits begin to accrue;

• as from January 2006, in accordance with IBRACON (Brazilian Institute of Independent Auditors) Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such expenses occur at scheduled intervals from one to six years and are depreciated to production cost until the beginning of the next maintenance shutdown.

(e) Current and long-term liabilities

These are stated at known or estimated amounts, including accrued charges and monetary and exchange adjustments, as applicable.

The provision for loss of subsidiaries is recorded based on the net capital deficiencies (excess of liabilities over assets) of these companies, and is recorded as a long-term liability against the equity results.

Defined-benefit pension plans are accounted for based on the calculations made by independent actuaries, which in turn are based on assumptions provided by the Company.

The provisions are recorded based on (i) current legislation (even when management believes that this legislation may be considered unconstitutional); (ii) the need to eliminate contingent gains upon credit offsetting resulting from litigation; and (iii) estimated payments of indemnities considered probable.

(f) Deferred income

Deferred income includes negative goodwill of merged companies, supported by the expected future profitability.

(g) Consolidated financial statements

The consolidated financial statements were prepared in accordance with the consolidation principles set forth in the Brazilian corporate law and supplementary provisions of CVM and include the financial statements of the Company and its subsidiaries and jointly-controlled entities, joint ventures and Special -purpose Companies (“EPEs”) in which the Company has direct or indirect share control, as shown below:

			Interest in total capital - %

			Mar	Dec
		Head office (country)	2006	2005

Subsidiaries
Braskem Incorporated Ltd. (“Braskem Inc.”)		Cayman Islands	100.00	100.00
Braskem International Ltd. ("Braskem International")	(i)	Bahamas		100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00
Braskem Distribuidora		Brazil	100.00	100.00
Companhia Alagoas Industrial – (“CINAL”)		Brazil	86.82	86.82
CPP - Companhia Petroquímica Paulista ("CPP")		Brazil	79.70	79.70
Polialden Petroquímica S.A. (“Polialden”)		Brazil	63.68	63.68
Tegal Terminal de Gases Ltda. ("Tegal")		Brazil	90.79	90.79

Jointly-controlled entities	(ii)
CETREL S.A. - Empresa de Proteção Ambiental ("CETREL")		Brazil	48.02	48.02
Companhia Petroquímica do Sul (“COPESUL”)		Brazil	29.46	29.46
Politeno Indústria e Comércio S.A. ("Politeno")		Brazil	33.96	33.96
Petroflex		Brazil	20.12	20.12
Petroquímica Paulínia	(iii)	Brazil	60.00	93.75

Special-purpose entities	(iv)
Chemical Fundo de Investimento em Direitos Creditórios
(“Fundo Chemical”)	(v)	Brazil	11.10	11.58
Chemical Fundo de Investimento em Direitos Creditórios
(“Fundo Chemical II”)	(v)	Brazil	9.54	9.09
Fundo Parin		Guernsey	100.00	100.00
Sol-Fundo de Aplicação em Cotas de Fundos de Investimento (“FIQ Sol”)		Brazil	100.00	100.00

		Interest in total capital - %

		Mar	Dec
	Head office (country)	2006	2005

Direct subsidiary of Polialden
Polialden America Inc. ("Polialden America")	USA	100.00	100.00

Direct subsidiary of Braskem Participações
Investimentos Petroquímicos Ltda. ("IPL")	Brazil	100.00	100.00

Direct subsidiary of Copesul
COPESUL International Trading Inc.	Bahamas	100.00	100.00

Direct subsidiary of IPL
Braskem Importação e Exportação Ltda. (“Braskem Importação”)	Brazil	100.00	100.00

Direct subsidiary of Braskem Distribuidora
Cayman	Cayman Islands	100.00	100.00

Direct subsidiaries of Cayman
Overseas	Cayman Islands	100.00	100.00
Lantana	Bahamas	100.00	100.00

(i) Subsidiary wound up on March 30, 2006.
(ii) Investments consolidated on a pro rata basis, pursuant to CVM Instruction 247/96.
(iii) Jointly-controlled subsidiary as a result of shareholders’ agreement provisions.
(iv) Investments consolidated in accordance with CVM Instruction 408/04.
(v) Interest corresponding to subordinated quotas held by Braskem.

In the consolidated financial statements, the intercompany investments and the equity in results, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies, were eliminated.

Minority interest in the equity and in the results of subsidiaries has been segregated in the consolidated balance sheets and statements of operations, respectively. Minority interest corresponds to the respective participations in CINAL, CPP, Polialden and Tegal.

Goodwill not eliminated on consolidation is reclassified to a specific account in permanent assets, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to "Deferred income".

For a better presentation of the consolidated financial statements, the cross-holding between the subsidiary Braskem Participações and the Company, which arose from the corporate restructuring, was reclassified to “treasury shares”. The subsidiary Braskem Participações holds 580,331 common and 290,165 preferred Class “A” shares, representing 0.24% of the Company’s total capital.

Pursuant to paragraph 1, article 23 of CVM Normative Instruction 247/96, the Company no longer consolidates on a pro rata basis the financial statements of the jointly-controlled subsidiary CODEVERDE. This subsidiary is in pre-operating stage. Its information does not show significant changes and does not lead to distortions in the Company consolidated financial statements.

The reconciliation between the parent company and consolidated shareholders’ equity and the net income is as follows:

	Shareholders’ equity		Net income for the period

	Mar/06	Dec/05	Mar/06	Mar/05

Parent company	4,650,558	4,647,101	119,747	206,831
Cross holding classified as treasury shares	(13,110)	(13,110)
Exclusion of profits in subsidiary’s inventories	(5,020)	(5,188)	168	(2,179)
Exclusion of the gain on the sale of investment between related parties	(38,476)	(38,476)
Exclusion of the gain on financial transactions between related parties	(13,034)	(14,044)	1,010
Reversal of amortization of goodwill on the sale of investments between
related parties	15,114	14,085	1,030	1,030
Exclusion of the gain on the assignment of right of use between related
parties	(34,942)	(54,602)

Consolidated	4,561,090	4,535,766	121,955	205,682

(h) Supplementary information

In order to improve information provided to the market, the Company presents its Statements of Cash Flow as supplementary information.

4 Cash and Cash Equivalents

	Mar/06	Dec/05

Cash and banks	53,359	110,759
Financial investments
Domestic	611,144	641,285
Abroad	566,476	709,046

	1,230,979	1,461,090

The domestic investments are mainly represented by quotas of a Braskem exclusive fund, which, in turn, holds quotas of domestic investment funds, such as fixed income investment funds, multiportfolio funds, quotas in credit rights investment funds, and other fixed-income securities. Foreign investments mainly comprise an investment funds portfolio, regularly reassessed for risk by the Company. The fund amounts are highly liquid (up to 90 days) and are recorded at realizable values.

The Company maintains cash and cash equivalents sufficient to cover: (i) its working capital needs; (ii) investments anticipated in the business plan; and (iii) adverse conditions that may reduce the available funds.

Such funds are allocated in order to: (i) seek a return compatible with the maximum volatility determined by the investment and risk policy; (ii) provide a broad spread of the consolidated portfolio; (iii) avoid the credit risk arising from the concentration in a few securities; and (iv) follow the market interest rate changes both in Brazil and abroad.

5 Marketable Securities

	Mar/06	Dec/05

Current assets
Derivative transactions		3,466
Investment and other funds	8,539	37

	8,539	3,503

Long-term receivables
Investment funds	511,600	551,235
Debentures with share in profit	6,826	7,305
Subordinated quotas of investment fund - redit rights	67,275	66,791
FINOR and other securities	10,184	10,972

	595,885	636,303

Total	604,424	639,806

Investment funds comprise a portfolio of foreign investment funds, the risk of which is regularly reassessed by the Company. These funds are recorded at realizable value.

6 Trade Accounts Receivable

	Mar/06	Dec/05

Customers
Domestic market	590,093	602,783
Foreign market	363,114	480,974
Allowance for doubtful accounts	(82,648)	(72,945)

	870,559	1,010,812
Long-term receivables	(28,546)	(47,479)

Current assets	842,013	963,333

The Company has introduced an additional policy for realizing domestic trade accounts, by selling its receivables to investment funds with credit rights (Fundos Chemical and Chemical II – Note 3(g)), which pay the Company earlier than the normal maturity of these customer receivables.

Changes in the allowance for doubtful accounts are as follows:

	Mar/06	Mar/05

At the beginning of the period	72,945	46,201
Additions classified as selling expenses	12,421	9,878
Recovery of credits	(2,718)
Exchange variation		98

At the end of the period	82,648	56,177

7 Inventories

	Mar/06	Dec/05

Finished products	784,658	673,609
Work-in-process	38,476	43,704
Raw materials, production inputs and packaging	226,026	265,614
Maintenance materials (*)	312,295	303,749
Advances to suppliers	40,654	43,715
Imports in transit and others	8,520	8,430
Provision for adjustment to realization value	(15,641)	(16,932)

Total	1,394,988	1,321,889
Long-term receivables (*)	(53,345)	(71,817)

Current assets	1,341,643	1,250,072

(*) Based on its turnover, part of the maintenance materials inventory was reclassified to long-term.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company.

8 Related parties

				Balances

	Current	Long-term	Current			Long-term
	assets	receivables	liabilities			liabilities

	Trade accounts	Related				Related
	receivable	parties	Suppliers	Suppliers	Debentures	Parties

Subsidiaries
Braskem Distribuidora		22
Braskem Importação						1,246
Braskem Participações						1,046
Cayman	10,687	50
CINAL			2,603
CPP (i)		13
IPL						10
Lantana	16,677
Polialden	4,412		1,299
Tegal (i)		2,420	1,549			862

Jointly-controlled entities
CETREL (i)	53	39	110
Copesul	602		618,620
Petroflex	53
Petroquímica Paulínia (11 (c))		58,240
Politeno	32,711

Associated company
Borealis	1,962

Related parties
ODBPAR Investimentos S.A. ("ODBPAR") (ii)					1,032,965
Construtora Norberto Odebrecht ("CNO")			6,957
Petróleo Brasileiro S.A. ("Petrobras")		36,227	492,871	21,172
Petrobras Distribuidora S.A.			7,842	1,589
Other		1,700

At March 31, 2006	67,157	98,711	1,131,851	22,761	1,032,965	3,164

At December 31, 2005	156,987	57,181	604,176	23,110	999,347	3,372

(i) Amounts stated under “Related parties”, in long-term receivables, refer to advances for future capital increase.
(ii) Debentures issued by Braskem (Note 15).

Related Parties (continued)

				Transactions

		Raw materials,
	Product	services & utilities	Financial	Financial
	sales	purchases	income	expenses

Subsidiaries
Braskem Distribuidora			1
Braskem Importação				49
Braskem Participações				43
Cayman	9,977		1
CINAL		8,299
Lantana	35,509
Polialden	65,211	8,110		7,255
Tegal		4,575	5	11

Jointly-controlled entities
CETREL	474	6,540
Copesul	1,079	648,308
Petroflex	100,855
Politeno	252,501

Associated company
Borealis	28,991

Related parties
ODBPAR				33,617
CNO		19,844
Petrobras		1,212,721	948
Petrobras Distribuidora		47,963
Other			56

At March 31, 2006	494,597	1,956,360	1,011	40,975

At March 31, 2005	886,893	1,691,604	13,258	12,363

“Trade accounts receivable” and “Suppliers” mainly include the balances resulting from transactions with related parties, arising from the following sales and purchases of goods and services:

Sales of Braskem:

Company	Products/inputs

Borealis / Cayman / Lantana	Thermoplastic resins
Polialden / Politeno	Ethylene and utilities
Petroflex	Butadiene

Purchases of Braskem:

Company	Products/inputs/services

CINAL	Utilities, treatment and incineration of waste
Copesul	Ethylene, propane and utilities
Petrobras	Naphtha
Petrobras Distribuidora	Fuel
Polialden	Thermoplastic resins
CNO	Construction and maintenance services
Tegal	Gas storage services

Transactions with related parties are carried out at normal market prices and conditions, considering (i) for the sale of ethylene, the process that shares the margin with the second generation companies, and (ii) for the purchase of naphtha supplied by Petrobras, prices charged on the European market. During the first quarter of 2006, the Company also imported naphtha at a volume equal to 21% of its consumption (not reviewed by independent accountants).

The related parties balance includes current account balances, mainly as follows:

Participating companies	Annual financial charges	Mar/06	Dec/05

Subsidiaries
Long-term liabilities
Braskem Importação	100% of CDI	1,246	1,207
Braskem Participações	100% of CDI	1,046	1,137
Tegal	100% of CDI	862	1,017

The current accounts are used by the Company and its direct and indirect subsidiaries to centralize available cash in a central pool for settlement of their obligations. Financial charges on remittances and balances of the pool of funds are agreed upon by the account holders, considering the costs of funds charged to the individual participants by financial institutions, so that such charges are paid/transferred to the Company.

9 Taxes Recoverable

	Mar/06	Dec/05

Excise tax (IPI)	64,407	65,102
Value-added Tax on Sales and Services (ICMS)	439,550	412,865
Social Integration Program (PIS) and Social Contribution on
Revenues (Cofins) (standard operations)	64,548	27,303
Import duty	41,943	17,962
PIS – Decree-laws 2,445 and 2,449/88	50,896	50,896
Income tax and social contribution	21,406	38,666
Income Tax on Net Income (ILL)	12,675	12,675
Finsocial	14,221	14,221
Other	26,409	19,962

	736,055	659,652

Current assets	(305,666)	(263,677)

Long-term receivables	430,389	395,975

IPI

In the 1st quarter of 2005, the Company concluded the offset of the amount of IPI tax credit from acquisition of raw materials and inputs that are exempt from IPI, not subject to IPI taxation or taxed at a zero rate, related to transactions involving the establishments of the merged company OPP Química S.A. (“OPP Química”), located in the State of Rio Grande do Sul. This credit arose from a claim lodged in July 2000, when OPP Química filed a lawsuit for full applicability of the non-cumulative principle for this tax to the establishments mentioned.

On December 19, 2002, the Federal Supreme Court (STF), based on past determinations of its Full Bench with respect to the matter, judged an extraordinary appeal lodged by the National Treasury and confirmed the decision of the Regional Federal Court (TRF), 4th Circuit, recognizing the entitlement to an IPI tax credit from said acquisitions during a 10-year period prior to the filing date, plus monetary restatement and accrual of interest at the SELIC benchmark rate until actual use of these credits.

The STF determination was challenged by the National Treasury via special appeal, which is pending judgment by the Second Panel of the STF. In this special appeal, the National Treasury is no longer challenging the Company’s entitlement to the IPI tax credit itself, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate.

According to the opinion of the Company’s legal advisors, however, all these aspects have already been settled in the STF and TRF decisions favorably to OPP Química, or even in the STF full-bench precedents. For this reason, the special appeal referred to above poses no risk of changes in OPP Química’s entitlement to the tax credit, even though the STF itself is revisiting this matter in a similar lawsuit involving another taxpayer (this judgment is currently on hold).

In December 2002, OPP Química booked the related tax credit of R$ 1,030,125, which was offset by the Company with IPI itself and other federal tax debts. Similar lawsuits have also been filed by the Company’s branches located in the States of São Paulo, Bahia and Alagoas (Note 16(ii)).

ICMS

Braskem has accumulated ICMS credits, basically on account of the high export volumes and product sales with tax deferral. Company management is taking steps to maximize the use of these credits, and no losses are expected at present. Considering management projections with respect to the realization of such credits, R$ 247,669 was classified in long-term receivables at March 31, 2006 (R$ 221,819 at December 31, 2005).

10 Judicial Deposits and Compulsory Loan – Long-term Receivables

	Mar/06	Dec/05

Judicial deposits
Tax contingencies (i)	59,370	13,325
Other	9,511	9,476

Compulsory loan
Eletrobrás	12,098	12,098

	80,979	34,899

(i) Refers to deposits made in connection with challenging of PIS and COFINS, the final ruling on which was issued in February 2006 (Note 16 (iii)). In December 2005, these deposits were shown as deductions from the related liabilities, as required by CVM Deliberation 489/05. Based on final favorable decisions, such liabilities were reversed and recognized in results for the period (Note 16(iii)).

11 Investments

(a) Information on investments

						Number of shares or quotas held (thousand)

					Mar/06				Dec/05	Interest total capital (%)

		Common	Pref.			Common	Pref.
		shares	shares	Quotas	Total	shares	shares	Quotas	Total	Mar/06	Dec/05

Subsidiaries
Braskem Inc.		40,095			40,095	40,095			40,095	100.00	100.00
Braskem International	(i)					5			5		100.00
Braskem Participações		6,500,000			6,500,000	6,500,000			6,500,000	100.00	100.00
Braskem Distribuidora				31,649	31,649			31,649	31,649	100.00	100.00
CINAL		77,589	52,857		130,446	77,589	52,857		130,446	86.82	86.82
CPP		8,465			8,465	8,465			8,465	79.70	79.70
Polialden		263,690	147,214		410,904	263,690	147,214		410,904	63.68	63.68
Tegal				21,938	21,938			21,938	21,938	90.79	90.79

Jointly-controlled entities
CETREL		715			715	715			715	48.02	48.02
CODEVERDE		9,639			9,639	9,639			9,639	35.52	35.52
Copesul		44,255			44,255	44,255			44,255	29.46	29.46
Politeno		21,847,901	618,266		22,466,167	21,847,901	618,266		22,466,167	33.96	33.96
Petroflex		4,759	2,321		7,080	4,759	2,321		7,080	20.12	20.12
Petroquímica Paulínia	(ii)	4,500			4,500	45,000			45,000	60.00	93.75

Associated companies
Borealis		18,949			18,949	18,949			18,949	20.00	20.00
Rionil				3,061	3,061			3,061	3,061	33.33	33.33
Sansuy				271	271			271	271	20.00	20.00

Information on subsidiaries’ investments
Braskem Distribuidora
Cayman		900			900	900			900	100.00	100.00
Braskem Participações
IPL				295	295			295	295	100.00	100.00
IPL
Braskem Importação				252,818	252,818			252,818	252,818	100.00	100.00
Cayman
Overseas	(iii)	1			1	1			1	100.00	100.00
Lantana		5			5	5			5	100.00	100.00
Polialden
Polialden América	(iii)	40			40	40			40	100.00	100.00

(i) Company wound up on March 30, 2006.
(ii) The jointly-controlled subsidiary’s subscribed capital amounts to R$ 75,000, of which 60% of the shares were subscribed by the Company and 40% by Petroquisa. In September 2005, the shareholders paid in kind 10% of the subscribed capital. As agreed upon by the stockholders, the payment for shares will always be made so that Braskem and Petroquisa hold 60% and 40% of the paid-up capital, respectively. For this reason, the payment made by Braskem in December 2005 was cancelled and will be made simultaneously of future payments by Petroquisa. The classification of Petroquímica Paulínia as a jointly-controlled entity reflects the stockholders’ agreements with respect to the management of this company.

(iii) Number of shares or quotas in units.

Information on investments (continued)

	Adjusted net income (loss)		Adjusted stockholders’ equity (net capital
		for the period		deficiency)

	Mar/06	Mar/05	Mar/06	Dec/05

Subsidiaries
Braskem Inc.	12,221	(12,194)	125,921	122,509
Braskem International (i)	6,469	72,354		(190,517)
Braskem Participações	(49)	(90)	20,511	20,560
Braskem Distribuidora (ii)	(7,235)		70,153	77,388
CINAL	785	(4,704)	81,671	80,784
CPP			10,621	10,621
Polialden	(3,028)	11,820	289,939	294,608
Tegal	22	(544)	15,728	15,705

Jointly-controlled entities
CETREL	6,310	549	104,301	97,991
CODEVERDE			42,811	42,814
Copesul	146,139	197,783	1,447,953	1,240,509
Petroflex	(4,827)	42,622	226,831	278,891
Petroquímica Paulínia			7,500	48,000
Politeno	7,685	28,165	499,864	489,603

Associated companies
Borealis		1,087	114,115	114,115
Rionil	2	(124)	5,885	5,838
Sansuy	(32,808)	1,982	(15,145)	4,962

Information on subsidiaries’ investments
Braskem Distribuidora
Cayman	(2,697)	504	(23,106)	(21,990)
Braskem Participações
IPL	41		430	391
IPL
Braskem Importação	39	35	419	379
Cayman
Lantana	(1,194)	(76,889)	(18,924)	(17,730)
Overseas	(796)	(1,128)	(87,982)	(87,186)
Polialden
Polialden America	726	1,771	5,588	5,238

(i) Company wound up on March 30, 2006.
(ii) Equity in the result of subsidiary (Note 3(g)).

(b) Investment activity of subsidiaries, jointly-controlled entities and associated companies

				Subsidiaries and jointly-controlled entities

		Braskem	Braskem	Braskem
	Distribuidora		Inc.	Participações	CETREL	CINAL	COPESUL

At January 1		77,388	122,509	20,560	60,476	61,428	556,512
Equity in the results		(7,235)	12,221	(49)	3,030	770	61,114
Amortization of (goodwill)/negative goodwill					(391)		(8,069)
Exchange variation on foreign investment			(8,809)

At the end of the quarter/year		70,153	125,921	20,511	63,115	62,198	609,557

						Mar/06	Dec/05

	Petroquímica
	Paulínia	Petroflex	Polialden (i)	Politeno (i)	Other	Total	Total

At January 1	45,000	55,497	487,735	508,679	28,929	2,024,713	3,474,144
Addition through exchange/purchase of
shares/mergers							163,906
Addition through capital increase							442,307
Reversal of capital payment	(40,500)					(40,500)
Write-off through transfer/disposal/merger							(1,515,880)
Dividends		2,567				2,567	(334,681)
Equity in the results		(971)	(2,972)	3,484	19	69,411	221,357
Amortization of (goodwill)/negative goodwill			(15,760)	(15,186)		(39,406)	(385,717)
Exchange variation on foreign investment						(8,809)	(43,044)
Other					2	2	2,321

At the end of the quarter/year	4,500	57,093	469,003	496,977	28,950	2,007,978	2,024,713

(i) Equity in the results includes the effect of the distribution of dividends for preference shares with incentives.

					Associated
					companies

				Mar/06	Dec/05

	Borealis	Rionil	Sansuy	Total	Total

At January 1	22,823	1,946	992	25,761	4,851
Transfer of investment					22,138
Equity in the results	13	16	(992)	(963)	772
Dividends	(641)			(641)	(2,000)

At the end of the quarter/year	22,195	1,962		24,157	25,761

Goodwill and negative goodwill underlying the investments

							Mar/06	Dec/05

			Copesul	Polialden	Politeno
	Cetrel (i)	Cinal	(ii)	(ii)	(ii)	Other	Total	Total

Goodwill cost	15,559		309,121	510,674	492,270		1,327,624	1,327,624
(-) Accumulated amortization	(2,590)		(126,142)	(173,345)	(167,064)		(469,141)	(429,673)
Negative goodwill cost		(8,711)		(52,962)		(2,114)	(63,787)	(63,787)

Goodwill (negative goodwill), net	12,969	(8,711)	182,979	284,367	325,206	(2,114)	794,696	834,164

(i) Goodwill based on the appreciation or property, plant and equipment and amortized over up to 2015.
(ii) Goodwill based on future profitability and amortized over up to 2011.

In the consolidated financial statements, goodwill is stated in property, plant and equipment or deferred charges, while negative goodwill is stated in deferred income, in accordance with CVM Instruction 247/96.

Provision for loss on investments

	Provision for loss on investments – Long-term liabilities

			Mar/06	Dec/05

	Braskem International	Other	Total	Total

At January 1	190,517	9,280	199,797	535,604
Provision increase/(reversal)
Winding-up	(170,349)		(170,349)
Operating result	(6,469)		(6,469)	(280,702)
Non-operating result		3,062	3,062	4,154
Exchange variation on shareholders’ equity	(13,699)		(13,699)	(64,385)
Other				5,126

At the end of the quarter/year		12,342	12,342	199,797

(c) Information on the main investees with operating activities

Copesul

COPESUL is engaged in the manufacture, sale, import and export of chemical, petrochemical and fuel products and the production and supply of utilities, as well as providing various services used by the companies in the Triunfo Petrochemical Complex in the State of Rio Grande do Sul and management of logistic services related to its waterway and terrestrial terminals.

Polialden

Polialden is engaged in the manufacture, processing, sale, import and export and any other activities related to the production or sale of high-density polyethylene and other chemical and petrochemical products. The main raw material for all of its products is ethylene, which is supplied by Braskem. Polialden operates an industrial plant in Camaçari – Bahia.

Politeno

Politeno is engaged in the manufacture, processing, direct or indirect sale, consignment, export, import and transportation of polyethylene and by-products, as well as the participation in other companies. The main raw material for all of its products is ethylene, which is supplied by Braskem. Politeno operates an industrial plant in Camaçari - Bahia. On April 4, 2006 the Company acquired common and preferred shares of Politeno and now owns 100% of the voting capital and 96.15% of total capital (Note 27).

CETREL

The activities of CETREL are to supervise, coordinate, operate and monitor environmental protection systems; carry out research in the environmental control area and in the recycling of waste and other materials recoverable from industrial and urban emissions; monitor the levels of environmental pollution of air quality, water resources and other vital elements; perform environmental diagnostics; prepare and implement projects of environmental engineering solutions; develop and install environmental management systems and those relating to quality, laboratory analyses, training, environmental education and also specification, monitoring and intermediation in the acquisition of materials of environmental protection systems.

CINAL

CINAL is engaged in the implementation of the Basic Industrial Nucleus of the Alagoas Chlorinechemical Complex and the production and sale of goods and various services, such as steam, industrial water, industrial waste treatment and incineration of organochlorine waste for the companies located in the mentioned Industrial Nucleus.

Petroquímica Paulínia

On September 16, 2005, Braskem and Petroquisa formed Petroquímica Paulínia, which will be responsible for the implementation and operation of a new polypropylene unit to be built at Paulínia – São Paulo, using as raw material polymer-grade propylene supplied by Petrobras. Operations are scheduled to start by the end of 2007, using last-generation Braskem technology. The assignment of the right to use this technology gave rise to a gain of R$ 58,240 for the Company.

Investments in the new plant are estimated at US$ 240 million. The capital structure will comprise approximately 30% of own funds and 70% of third-party funds, represented by long-term loans and financing.

12 Property, Plant and Equipment

			Mar/06	Dec/05

					Annual
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rates (%)

Tangible assets

Land	21,264		21,264	21,264
Buildings and improvements	853,620	(366,235)	487,385	471,254	2 to 10
Machinery, equipment and facilities	6,593,204	(2,671,092)	3,922,112	4,151,173	3.33 to 20
Mines and wells	27,645	(22,420)	5,225	3,800	4 to 10
Furniture and fixtures	37,214	(31,834)	5,380	5,544	10
Information technology equipment	55,273	(44,299)	10,974	7,183	20
Construction in progress	1,054,508		1,054,508	955,467
Other	109,486	(45,331)	64,155	59,711	Up to 20 years

	8,752,214	(3,181,211)	5,571,003	5,675,396

Intangible assets

Brands and patents	512	(493)	19	22	10
Rights of use	2,441	(1,012)	1,429	1,449	5

	2,953	(1,505)	1,448	1,471

Total	8,755,167	(3,182,716)	5,572,451	5,676,867

Construction in progress relates principally to projects to expand the capacity of the industrial units, for operating improvements and to increase the useful life of the machinery and equipment, development of a new integrated management system for the Braskem businesses, projects for excellence in the areas of maintenance and production, as well as programs in the areas of health, technology and security.

At March 31, 2006, property, plant and equipment includes the appreciation, in the form of goodwill, in conformity with CVM Instruction 319/99, in the net amount of R$ 864,081 (December 31, 2005 - R$ 878,857).

As from January 2006, in accordance with IBRACON (Institute of Independent Auditors of Brazil) Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such expenses occur at scheduled intervals from one to six years and are depreciated to production cost until the beginning of the next maintenance shutdown.

Until December 2005, such expenses were recorded in deferred charges and amortized at production cost also through the beginning of the next shutdown. Accordingly, the adoption of Technical Interpretation 01/2006 will not impact the determination of production costs and the results of the Company. At December 31, 2005, scheduled shutdown expenses, amounting to R$ 253,006, and current shutdown expenses, totaling R$ 103,115, were reclassified to Machinery, equipment and facilities, and Construction in progress, respectively.

Also as a consequence of the adoption of Technical Interpretation 01/2006, the Company recorded additional depreciation of machinery and equipment of R$ 164,890. As this is a change in accounting criteria and depreciation for years prior to 2006, this amount, net of income tax effects, was recorded in Stockholders’ equity, in the Retained earnings account, as provided for in Technical Interpretation 01/2006 (Note 19 (e)).

13 Deferred Charges

	Mar/06	Dec/05

Costs
Pre-operating expenses	61,018	61,018
Rights to manufacturing processes	27,421	27,421
Organization and system implementation expenses	243,450	238,966
Expenditures for structured operations	314,442	314,442
Goodwill on merged/consolidated investments (i)	1,528,222	1,698,572
Research and development	59,386	59,386
Other	17,504	36,185

	2,251,443	2,435,990
Accumulated amortization	(1,000,085)	(922,521)

	1,251,358	1,513,469

(i)The goodwill on merged investments is based on future profitability and is being amortized in up to ten years, according to the appraisal reports issued by independent experts. The recording of this goodwill in deferred charges is in conformity with CVM Instruction 319/99.

14 Loans and Financing

	Annual financial charges	Mar/06	Dec/05

Foreign currency
Eurobonds	Note 14 (a)	1,220,802	1,294,005

Export prepayment	Note 14 (b)	405,343	592,044

Medium – Term Notes	Note 14 (c)	1,188,661	1,277,405

Raw material financing	US$ exchange variation + interest of 1.38% to 2.50% above LIBOR	27,114	28,682

Permanent asset financing	US$ exchange variation + interest of 3.88% above LIBOR	16,699	30,211
	US$ exchange variation + fixed interest of 6.49% to 7.14%	6,431

	Fixed interest of 6.50% to 12.60% + floating restatement
BNDES	(TJLP and UMBNDES) Note 14 (e)	164,056	178,877

BNB	Fixed interest of 11.81% Note 14 (e)	60,270	60,270

FINEP	Floating restatement - TJLP	22,346	22,191

Acquisition of shares	Note 14 (f)	181,805	176,339

Project financing (NEXI)	YEN exchange variation + interest of 0.95% above TIBOR - Note 14(d)	281,633	283,618

		3,575,160	3,943,642

Less: Current liabilities		(476,972)	(612,227)

Long-term liabilities		3,098,188	3,331,415

UMBNDES = BNDES monetary unit.
LIBOR = London Interbank Offered Rate.
TIBOR = Tokyo Interbank Rate.

(a) Eurobonds

Composition of bonds issued by the Company:

	Amount – US$		Interest
Issue	thousands	Maturity	p.a.	Mar/06	Dec/05

Jun/97	150,000	June/2007	9.00%	333,599	351,632
Jul/97	250,000	July/2015	9.375%	559,931	589,747
Jun/05	150,000	None	9.75%	327,272	352,626

				1,220,802	1,294,005

b) Prepayments of exports

Main transactions:

	Amount –
	US$	Settlement
Issue	thousands	date	Charges	Mar/06	Dec/05

Dec/02	97,200	Jun/2006	1.25% p.a. + 6-month LIBOR	578	37,289
Jun/04	200,000	Jun/2009	1.45% p.a. above LIBOR	332,806	410,656
Aug/04	50,000	Oct/2006	3.00 % p.a. + LIBOR	(i)	47,477

(i) Transaction settled in January 2006

The Company has also other prepayments of export operations, the outstanding balance of which amounts to US$ 33.124 thousand - R$ 71,959 at March 31, 2006 (December 31, 2005 -US$ 41,279 thousand - R$ 96,622). These transactions will be settled at various dates through January 2008. In addition to the exchange variation, the amounts bear annual interest of 1.55% to 3.00%, above LIBOR.

(c) Medium-Term Notes ("MTN") program

MTN issues and balance:

	Amount – US$		Interest
Issue	thousands	Maturity	p.a.	Mar/06	Dec/05

3rd Tranche	275,000	Nov/2008	12.50%	597,410	643,693
4th Tranche	250,000	Jan/2014	11.75%	543,100	585,175

				1,140,510	1,228,868

			Interest	48,151	48,537

				1,188,661	1,277,405

(d) Project finance

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand – R$ 136,496 and YEN 6,628,200 thousand – R$ 141,529, respectively. Principal will be paid in 11 installments as from March 2007, with final maturity in June 2012.

As part of its risk management policy (Note 21), the Company signed swap contracts in the total amount of these debts, changing the annual financial charges to 101.59% of CDI, 103.98% of CDI and 104.29% of CDI for the tranche released in March and for the tranche released in September 2005, respectively. The swap contract was carried out with a first line foreign bank and its characteristics as to maturity, currencies, rates and amounts perfectly match the debt contract. Results from this contract are shown in financial results, in the Monetary exchange of financing line (Note 22).

(e) BNDES, BNB and FINEP

These loans relate to various transactions aiming at increasing production capacity, as well as environmental programs, operating control centers, laboratory and waste treatment stations. Principal and charges are payable monthly up to June 2016.

In June 2005 a further BNDES credit line was approved, in the amount of R$ 384,600. The first tranche of R$ 100,789 was released on July 27, 2005 and the second tranche of R$ 30,015 was released on December 21, 2005.

(f) Acquisition of shares

This loan refers to the acquisition from BNDESPAR of one billion shares of Braskem Participações, made in September 2001, by the merged company Nova Camaçari Participações S.A. (“Nova Camaçari”). The loan principal is payable in full in August 2006. The principal bears interest of 4% p.a. and TJLP, due annually as from August 2002.

(g) Repayment schedule and guarantees

Long-term loans mature as follows:

	Mar/06	Dec/05

2007	550,838	621,191
2008	812,750	866,769
2009	143,502	145,947
2010	81,357	80,091
2011 and thereafter	1,509,741	1,617,417

	3,098,188	3,331,415

In the case of short-term loans, the Company has given security such as trade bills receivable and promissory notes.

Long-term loans are secured by liens on fixed assets, shares, shareholders endorsements, bank guarantees and promissory notes. Certain long-term operations are guaranteed by Surety Bonds and mortgages of the Company's industrial plants.

15 Debentures

Issue	Unit	Final maturity		Payment of
	value	date	Remuneration	remuneration	Mar/06	Dec/05

1st (i)	R$ 10	07/31/2007	TJLP variation. + interest of 5% p.a	Upon maturity	1,032,965	999,347
12th (ii)	R$ 100	06/01/2009	117% of CDI	Semi-annually as from 12/01/04	319,389	304,920
13th.(ii)	R$ 10	06/01/2009	104.10% of CDI	Semi-annually as from 12/01/05	317,192	304,375

					1,669,546	1,608,642

(i) Debentures convertible into preference class “A” shares. At present, these securities are held by ODBPAR (Note 8). (ii) Debentures not convertible into shares.

The debenture activity can be summarized as follows:

	Mar/06	Dec/05

Balance at January 1	1,608,642	1,172,839
Financial charges	60,904	229,448
Issue		300,000
Amortization		(93,645)

Balance at the end of the year/ period	1,669,546	1,608,642
Less: Current liabilities	(36,581)	(9,295)

Long-term liabilities	1,632,965	1,599,347

16 Taxes and Contributions Payable – Long-term Liabilities

		Mar/06	Dec/05

IPI credits offset
IPI – export credit	(i)	609,657	550,263
IPI – zero rate	(ii)	311,184	308,728
IPI – consumption materials and property, plant and equipment		38,482	37,673

Other taxes and contributions payable
PIS /COFINS - Law 9,718/98	(iii)	230,077	285,521
Education contribution, SAT and INSS		32,521	33,360
PAES - Law 10,684/03	(iv)	42,059	43,151
Other		6,114	2,746

(-) Judicial deposits		(66,288)	(102,971)

		1,203,806	1,158,471

The Company has brought suit against some changes in Brazilian tax law, defending – among other claims – its entitlement to Excise Tax (IPI) credits originating from the purchase of assets and from product exports. As for contingent IPI credits, which had been offset against several federal tax debts, the Company recognized them as liabilities to eliminate contingent gains, and provisioned interest on these liabilities at the SELIC benchmark rate. The Company has not recorded tax credits that may be viewed as unrealized contingent assets.

(i) IPI Tax Credit on Exports (Crédito-prêmio)

This refers to lawsuits for court recognition of the IPI credit (crédito-prêmio) introduced by Decree-law 491/69 as an incentive to manufactured product exports.

The Company and the merged company Nitrocarbono filed a motion for writ of mandamus in September 2003, and the resulting court decision granted an entitlement to these credits for a five-year period preceeding the filing date, which may be offset against all taxes administered by the Federal Revenue Secretariat. The Federal Government lodged an appeal, which is pending judgment by the TRF, 1st Circuit.

The merged company OPP Química obtained a court decision holding the case partially valid, authorizing the offset of the tax credit against federal tax debts for the units located in Rio Grande do Sul. This decision was overturned by the TRF, 4th Circuit. Special and extraordinary appeals were then lodged by the Company, and are pending judgment by the Superior Court of Justice (STJ) and the Federal Supreme Court (STF), respectively.

The merged company Trikem, in its São Paulo unit, filed a motion for writ of mandamus on these same grounds. This case is pending judgment by first-instance courts.

The merged companies OPP Química and Trikem, in their Bahia industrial units, also filed a lawsuit on these same grounds. The case was ruled against them, and the Company appealed this unfavorable decision. This appeal is pending judgment by the TRF, 1st Circuit.

The merged company Trikem, in its Alagoas units, filed a motion for writ of mandamus over this same matter. A mandamus was granted and entitlement to this tax credit on exports was given for a 10-year period prior to the filing date. The TRF, 5th Circuit upheld this favorable decision, but reduced the time span to five years. Special and extraordinary appeals lodged against this ruling are pending judgment by the STJ and STF, respectively.

The outside legal counsel of the Company believe that the chances of success with respect to the IPI tax credit (crédito-prêmio) itself and the effects of monetary restatement (recovery of understated inflation indexes, monetary restatement and accrual of the SELIC benchmark rate) are good, in light of issuance of Federal Senate Resolution No. 71 in December 2005 and, above all, considering the favorable decision recently handed down by STJ in this specific regard.

(ii) IPI – Zero rate

The merged companies OPP Química and Trikem have filed lawsuits in the States of São Paulo, Bahia and Alagoas, claiming IPI tax credits from the purchase of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate.

An injunctive relief was denied to the lawsuit underway in São Paulo, but the TRF, 3rd Circuit granted staying effects to recognize the Company’s entitlement to said tax credit. A first-instance decision is pending.

The TRF, 1st Circuit found in favor of the lawsuit lodged in Bahia, and the Federal Government filed special and extraordinary appeals against such decision. The special appeal was not accepted by both the TRF and the STJ, and the extraordinary appeal is pending judgment by the STF.

Finally, the Alagoas case was held valid by the TRF, 5th Circuit, but a formal defect in this judgment caused the STJ to remand the case to the TRF for remediation of this defect. The case is at the STJ pending judgment on the Company’s motion to clarify. According to the Company external legal advisors, a favorable outcome of these claims is possible.

(iii) PIS/COFINS - Law 9,718 of 1998

The Company has brought a number of lawsuits to challenge the constitutionality of the changes deriving from Law 9718/98, which, in practice, increased the value of PIS and COFINS contributions as from February 1999, as described below:

  COFINS - increase in rate from 2% to 3%, and the tax base was expanded to include nearly every corporate income in addition to the sale of goods and services;
  PIS - expansion of the tax base as in COFINS.

For the period after December 2002 (when Law 10637/02 came into effect), all discussions over the constitutionality of the PIS tax base (Law 9718/98) became void, due to the new non-cumulative system adopted for this tax. Similarly, after February 2004, when Law 10833/03 came into force, the discussions over the COFINS tax base became void as well. As from such dates, the Company started paying these contributions as prescribed by legislation, without prejudice to claims related to past periods.

As court disputes still hold valid for the period that Law 9718/98 was in effect, and since the STF Full Bench determined in November 2005 that the increase in PIS and COFINS tax bases under said law is unconstitutional, the status of each case is as follows:

  The Company brought a lawsuit alleging that the COFINS tax base expansion in March 1999 was unconstitutional. An injunctive relief only authorized a judicial deposit of the amount under dispute. A writ of mandamus was eventually granted, but the TRF, 1st Circuit overturned the first-instance decision. The Company lodged an extraordinary appeal. A court decision was published favorably to the Company in December 2005, and became final and conclusive in February 2006. As a consequence, the Company other operating income" at the end of the period. Out of this sum, R$ 64,322 have been deposited in court. As the final decision was favorable to the Company, it has requested that the deposit be released. This request is pending approval.
  Finally, the undue payment of such contribution at R$ 14,583 was recognized in the Company's quarterly results.
  The Company filed for a writ of mandamus challenging the constitutionality of the PIS tax base expansion in March 1999. A writ of mandamus was issued, but the TRF, 1st Circuit overturned this decision. The Company lodged an extraordinary appeal at the STF, which rendered a favorable decision (published in December 2005). This decision became final and conclusive in February 2006, and amounted to R$ 7,103. The liability was reversed to results under "Other Operating Income". Finally, the undue payment of such contribution at R$ 6,381 was recognized in the Company's quarterly results.
  The Company filed a lawsuit for non-payment of COFINS at a rate of 3%, in October 2001.
  A writ of mandamus was rejected, and the Company appealed this decision, which is pending judgment by the TRF, 1st Circuit.
  In other cases pending judgment, the Company is challenging the PIS and COFINS tax base expansions as well as the COFINS rate increase for merged subsidiaries Proppet S.A. (Proppet), Nitrocarbono and CEMAN - Central de Manutenção Ltda. (CEMAN), All of these cases were found for the Company, and the corresponding decisions became final and conclusive in February 2006. The amount relating to said cases (R$ 1,373) was reversed from the Company's liability when computing the results at the end of the period. The amount of R$ 11,190 is still provided for as a liability.

  The merged companies OPP Química and Trikem brought a lawsuit together with other companies, challenging the lawfulness and constitutionality of the COFINS tax base expansion. This case was held valid, and the Federal Government appealed this decision.
  The case is pending judgment by the TRF, 1st Circuit. In August 2003, the merged company Trikem opted partially to desist from the case as regards the tax rate increase, and enrolled in PAES (Note 16(iv)) for payment of its tax liabilities in installments. The amount provisioned for in this regard was R$ 196,650 as of March 31, 2006.
  The merged companies OPP Química and Trikem, along with other companies, filed a motion for writ of mandamus challenging the lawfulness and constitutionality of PIS tax base expansion in July 1999. A writ of mandamus was granted, but the TRF, 1st Circuit overturned this decision. An extraordinary appeal lodged against this ruling is pending judgment by the STF. After distribution of the extraordinary appeal, an incidental motion for writ of prevention was lodged at the STF to stay payment of PIS at the expanded tax base.
  The writ of prevention was granted, and the extraordinary appeal is pending judgment. The amount provisioned for in this regard was R$ 22,237 as of March 31, 2006.

Based on those court orders, OPP Química was released from paying or depositing any amounts relating to the tax increases introduced by Law 9718/98 up to its merger into the Company. Except for the increase in the COFINS rate, in which it partially desisted from the action, the company Trikem is in the same situation as OPP Química.

Given the recent final decisions favorable to the taxpayers concerning the increase in the calculation basis of PIS and COFINS, and also based on the opinion of their legal advisors, management believes in the successful outcome of the claims filed by OPP Química and Trikem. Should this occur, the Company net income will increase by R$ 99,967, taking into account the provision amounts at March 31, 2006.

(iv) Special Installment Program (PAES) - Law 10,684/03

Federal Law No. 10684 was published on May 30, 2003, instituting the PAES program which offers taxpayers with liabilities to the Federal Revenue Secretariat or the National Treasury Attorney’s Office (whether past-due tax liabilities already acknowledged or being challenged in court) the possibility of paying their overdue debts as at February 28, 2003 in up to 180 monthly successive installments.

Among other benefits, this legislation provides for a 50% reduction in the default fine as well as the adoption of the Long-Term Interest Rate (TJLP) for restatement of installments (replacing the SELIC rate, which is higher).

In August 2003, the merged company Trikem opted to desist from its lawsuit against the COFINS rate increase, thus qualifying for the favorable payment conditions under the PAES program. The amount due is being paid in 120 monthly installments, and this option was confirmed upon payment of the first installment on August 31, 2003. At March 31, 2006 the outstanding debt is R$ 48,067, of which R$ 6,008 is classified in current liabilities and R$ 42,059 in long-term liabilities (on December 31, 2005 – R$ 49,706, being R$ 6,555 as current liabilities and R$ 43,151 in long-term liabilities).

Even though the Company has made timely payments to date as successor by merger to Trikem S/A, the National Treasury Prosecutor Office in the State of Bahia (“PFN/BA”) disqualified the Company from PAES on the argument that the installments should have been recalculated because the Company’s gross revenues are higher than those of the merged company Trikem and, accordingly, the Company was paying such installments at less than 1.5% of its gross revenues.

As explained above, however, Trikem joined PAES to settle a specific debt (corresponding to an increase in the COFINS rate) in at least 120 installments, in accordance with the PAES rules.

The Company filed a motion for writ of mandamus against this decision, and the courts entered an injunction on March 13, 2006 reinstating the Company in PAES for payment of the debt in at least 120 installments without regard to the Company’s gross revenues.

PFN/BA also held that the consolidated debt value under PAES was higher than the amount corresponding to the increase in the COFINS rate. On April, 28 2006, the Company filed a request for administrative review of such PFN/BA opinion at the Federal Revenue Secretariat.

Management believes that the instalment plan is in conformity with the pertinent legislation and will be upheld as initially proposed.

17 Income Tax and Social Contribution on Net Income

(a) Current income tax – parent company

	Mar/06	Mar/05

Income before income tax	150,323	274,283

Adjustments to net income for the period
Permanent additions	4,873	5,298
Temporary additions	79,902	71,389
Permanent exclusions	(73,801)	(18,843)
Temporary exclusions	(84,847)	(65,087)

Taxable income before offset of tax loss carryforward	76,450	267,040
Utilization of tax losses (30%)	(22,935)	(80,112)

Taxable income for the period	53,515	186,928

Income tax (15%) and surcharge (10%)	13,373	46,726
Other	1,062	(259)

Income tax expenses for the period	14,435	46,467

Of the income tax expense, R$ 7,377 is covered by the exemption/abatement benefit (Note 18(a)) (March 31, 2005 - R$ 29,306).

(b) Deferred income tax

(i) Composition of deferred income tax

In accordance with the provisions of CVM Deliberation 273/98, which approved the Institute of Independent Auditors of Brazil (IBRACON) standards on the accounting for income tax, and CVM Instruction 371/02, the Company has the following accounting balances of deferred income tax:

Composition of deferred income tax asset:	Mar/06	Dec/05

Tax loss carryforwards	417,994	441,068
Amortized goodwill on investments in merged companies	146,764	151,163
Amortized goodwill on permanent investments	963,754	923,070
Effect of adoption of Technical Interpretation 1/2006 of IBRACON	164,890
Temporarily non-deductible expenses	835,790	1,009,240

Potential calculation basis of deferred income tax	2,529,192	2,524,541
Potential deferred income tax (25%)	632,298	631,135
Unrecorded portion of deferred income tax	(330,114)	(353,885)

Deferred income tax – asset	302,184	277,250

Activity:

Opening balance	277,250	301,527
Realization of deferred income tax on tax losses	(5,769)	(24,672)
Deferred income tax on amortized goodwill of merged companies	(1,099)	(3,374)
Income tax on the effects of Technical Interpretation 1/2006 of I BRACON (Note 12)	41,222
Deferred income tax on temporary provisions	(9,240)	3,769

Closing balance	302,184	277,250

Deferred income tax (liabilities) on accelerated depreciation:
Opening balance	(8,525)	(9,115)
Realization of deferred income tax	147	590

Closing balance	(8,378)	(8,525)

Deferred income tax in income statement	(16,141)	(23,687)

Deferred income tax assets arising from tax losses and timing differences are recorded taking into account analyses of future taxable profits, supported by studies prepared based on internal and external assumptions and current macroeconomic and business scenarios approved by the Company's management.

(ii) Estimated timing of the realization of deferred income tax assets

In addition to the positive impacts from the corporate restructuring, the Company's business plan at December 31, 2005 foresees the generation of future taxable income based on projections and feasibility studies primarily influenced by price, foreign exchange, interest rate and market growth assumptions and other variables relevant to the performance of Braskem. The studies show that the credit from tax losses, in the amount of R$ 104,499, will be fully utilized between 2006 and 2010.

Deferred income tax credits on timing differences, mainly comprised of goodwill in the amount of R$ 32,267 and provisions in the amount of R$ 117,986, are justified by their full utilization due to the tax realization of goodwill and provisions.

The realization of corporate income tax credits on goodwill is expected to occur as follows:

2006	3,299
2007	4,398
2008	4,398
2009	4,951
2010	4,951
2011	4,901
2012	2,294
2013	1,025
2014	1,025
2015	1,025

32,267

The accounting for deferred income tax assets does not consider the portion of amortized goodwill on investments in merged companies, the realization term of which exceeds 10 years (R$ 17,698), as well as amortized goodwill on permanent investments (R$ 963,754), the realization of which is uncertain over the next 10 years.

Concerning temporarily non-deductible expenses, deferred income tax was calculated on tax expenses which are currently being challenged in court and other operating expenses, as is the case of the provision for doubtful accounts. Provisions for losses on permanent investments (R$ 339,875) were not considered, as their realization is uncertain over the next 10 years.

It should be pointed out that assets recorded refer only to those amounts the realization of which is supported by projections of taxable income, brought to present value, utilized by the Company over up to 10 years, considering also that tax losses available for offset are limited to 30% of net income for the year before income tax and tax exemption and abatement benefits.

As the income tax taxable basis is determined not only by the potential future profits, but also the existence of non-taxable revenues, non-deductible expenses, fiscal incentives and other variables, there is no immediate correlation between the Company's net income and the income tax results. Accordingly, the expectation of using tax credits should not be construed as an indication of the Company's future results.

(c) Social Contribution on Net Income (CSL)

In view of the discussions over the constitutionality of Law 7689/88, the Company and the merged companies OPP Química and Trikem filed a lawsuit against payment of CSL.

The TRF, 1st Circuit had expressly recognized the unconstitutionality of this tax, and the decisions favorable to the Company and the merged companies became final and conclusive. However, the Federal Government filed a rescission action against the decisions on the lawsuits of the Company and Trikem, on the argument that – after the final decision favorable to those companies – the Full Bench of STF declared the constitutionality of this tax except for 1988. As the Federal Government did not file a rescission action in the case of OPP Química, the first final and conclusive decision remained in force.

The rescission action filed by the Federal Government was held valid in the first and second instances, but tax payments are still on hold. Currently, appeals to the rescission action are pending judgment by the STF and STJ.

Based on the referred STF decision, the Federal Revenue Secretariat has issued tax infraction notices against the Company and the merged companies, and administrative defenses have been filed against such notices.

Based on the opinion of its outside legal counsel, the Company believes that the following is likely to occur: (i) the courts will eventually release the Company from paying this tax; and (ii) even if the rescission action is held valid, it cannot be applied retroactively to enactment of the law, and thus the Company has created no provisions for this tax.

If retroactive payment is required (contrary to the opinion of the Company’s outside legal counsel), the Company believes that the possibility of imposing a fine is remote. Accordingly, the amount payable, restated based on the SELIC benchmark rate, would be R$ 607,872 (December 31, 2005 – R$ 582,621), excluding the fine.

18 Tax Incentives

(a) Corporate income tax

From calendar years 2002 to 2011, the Company has the right to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities. The Camaçari polyethylene plant has the same right for the same period. The PVC plant at Camaçari has the same right from 2005 to 2014. The PVC plant in Alagoas and the PET plant at Camaçari are exempt from corporate income tax calculated on the results of their industrial operations until 2008.

Productions of caustic soda, chloride, ethylene dichloride and caprolactama enjoy the benefit of the 75% decrease in the income tax rate up to 2012.

At the end of each fiscal year, in the case of taxable profit resulting from the benefited operations, the income tax amount is recorded as expense for the year and credited to a capital reserve account, which can only be used to increase the capital or absorb losses.

(b) Value-added tax - ICMS

The Company has ICMS tax incentives granted by the States of Rio Grande do Sul and Alagoas, through the Company Operation Fund - FUNDOPEM and State of Alagoas Integrated Development Program - PRODESIN, respectively. Such incentives are designed to foster the installation and expansion of industrial facilities in those States. No incentives were determined for the 1st quarter of 2006 (1st quarter of 2005 - R$ 815). The accounting treatment of such incentives is the same applied to the income tax incentive.

19 Stockholders’ Equity

(a) Capital

At March 31, 2006, the Company's subscribed and paid-up capital is R$ 3,402,968, divided into 120,860,099 common, 240,860,356 Class A preference, and 803,066 Class B preference shares, all with no par value. At the same date, the Company's authorized capital comprises 488,000,000 shares, of which 175,680,000 are common, 307,440,000 are Class A preference, and 4,880,000 are Class B preference shares.

(b) Share rights

Preferred shares are non-voting but ensure priority to the receipt of a non-cumulative dividend of 6% p.a. on their unit value, in accordance with the net income available for distribution. Only Class A preference shareholders share equally with the common shares in the remaining net income, and common shares are entitled to dividends only after priority dividends have been paid to the holders of preference shares. Only Class A preference shareholders share equally with common shares in the distribution of shares resulting from the incorporation to capital of other reserves. Class B preference shares are not convertible into common shares. However, at the end of the non-transfer period provided for in the applicable law, they can be converted into Class A preference shares at any time, at the ratio of 2 Class B preference shares for each Class A preference share. Class A and Class B preference shares have priority to the return of capital in the case of liquidation.

Shareholders are ensured a mandatory dividend of 25% of net income for the year, adjusted in accordance with the Brazilian Corporate Law.

Pursuant to the Understanding Memoranda for the Execution of Shareholders’ Agreement, the Company must distribute dividends corresponding to not less than 50% of the net income for the year, as long as the necessary and sufficient reserve amounts are kept to allow for the efficient operation and development of the Company's businesses.

Under the terms of Eurobond and MTN agreements (Notes 14(a) and (c)), the payment of dividends, interest on capital or any other profit distribution is limited to the higher of 50% of net income for the year, or 6% of the nominal value of Class A and B preference shares, whichever is higher.

(c) Treasury stock

At March 31, 2006 and December 31, 2005, the Company’s treasury stock comprised 467,347 Class A preference shares.

(d) Appropriation of net income

The Extraordinary Shareholders’ Meeting held on April 7, 2006 approved the appropriation of the net income for 2005, in the amount of R$ 685,775, as follows: (i) R$ 270,000 distributed as interest on own capital, of which R$ 179,369 to Class A preference shareholders, R$ 452 to Class B preference shareholders, and R$ 90,179 to common shareholders; (ii) R$ 55,743 as dividends, of which R$ 37,094 to Class A preference shareholders, and R$ 18,649 to common shareholders; (iii) R$ 34,289 to the Legal reserve, and (iv) R$ 325,743 to the Revenue reserve for expansion. Payment of interest on own capital and dividends started on April 18, 2006.

(e) Statement of changes in shareholders’ equity

		Capital reserves		Revenue reserves

		Tax		Legal	Retention	Treasury	Retained

	Capital	incentives	Other	reserves	of profits	stock	earnings	Total

At January 1, 2006	3.402.968	396,264	557	68,923	780,294	(1,905)		4,647,101

Change in accounting Practice							(123,667)	(123,667)

Tax incentives		7,377						7,377

Net income for the period							119,747	119,747

At March 31, 2006	3,402,968	403,641	557	68,923	780,294	(1,905)	(3,920)	4,650,558

Effective 2006, the Company adopted the accounting practice established in IBRACON Technical Interpretation 01/2006, addressing the recording of maintenance shutdown at industrial installations. The rule determines that expenses with goods and services to restablish the future economic benefits of assets must be separately recorded in property, plant and equipment and aggregated to the items subject to maintenance during the shutdown period.

Braskem carries out regular, constant shutdowns of its industrial facilities at intervals from one fo six years. Up to December 2005, these expenses were recorded in deferred charges to be amortized until the beginning of the next shutdown. Furthermore, the new rule implies the requirement of recording the depreciation of parts and components that were replaced at each shutdown. As this is a change in accounting practice relating to depreciation for periods prior to 2006, the adjustment was recorded in Retained earnings, as shown below:

Effect of adoption of Technical Interpretation 01/2006	(164,889)
Deferred income tax asset	41,222

Net effect recorded in stockholders’ equity	(123,667)

20 Contingencies

(a) Collective Bargaining Agreement – Section 4

The Petrochemical, Plastics, Chemicals and Related Companies Employees Union in the State of Bahia (SINDIQU¥MICA) and the Employers’ Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement (convenção coletiva de trabalho), given the matter of public policy involved, namely, the adoption of an economic plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ. The employees’ labor union seeks retroactive adjustment of wages and salaries. In December 2002, the STF judged an appeal from SINPEQ and affirmed a previous decision from the Superior Labor Court (TST), determining that economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. SINDIQUIMICA appealed this decision. The case was included in the trial docket in June 2003, but judgment was stayed when two out of five opinions (both favorable to SINPEQ) had already been rendered. When judgment resumed on May 31, 2005, the appeal was rejected by unanimous opinion. On October 24, 2005, SINDIQU¥MICA filed a motion to review (embargos de divergência), which was accepted for trial.

Based on the opinion of the Company’s outside legal counsel, Management believes in a favorable outcome for the companies, and thus no amount was thus provisioned in connection with this case.

(b) Holders of Preferred Shares

Some holders of Class “B” preferred shares issued by the Company under a tax incentive program claim that they are entitled to profit distribution on a par with the holders of common and Class “A” preferred shares. One of these lawsuits was found against the Company, which prompted Braskem to file a rescission action to set aside such unfavorable ruling; as a result, the courts entered an injunctive relief staying the enforcement of this award until a final and conclusive decision were eventually rendered in the rescission action. On December 11, 2003, the Bahia State Court of Justice held Braskem’s rescission action fully valid, vacating the previous judgment handed down by this same court and rejecting the pleadings of shareholders on account of an express breach of special laws. In June 2004, the shareholders filed a special appeal (recurso especial) at the Superior Court of Justice (STJ), but it was not accepted by resolution of the Chief Justice of the Bahia State Court of Justice in November 2004; as a result, the shareholders appealed this decision once again at the STJ. In September 2005, after discussions over the timeliness of the shareholders’ special appeal, it was passed up to the STJ. The Company’s legal counsel believes that the chances of success in this case are high, notably because the Company’s case is backed by legal opinions from renowned jurists and by court rulings on this specific issue.

(c) Offsetting of tax credits

From May through October 2000, the merged companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits (créditos-prêmio) assigned by an export trading company (“Assignor”). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates (“DCC’s”) issued in response to an injunctive relief entered in a motion for writ of mandamus (“MS SP”). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) (“MS RJ”) for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without judgement of merit, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor’s tax credits.

In June 2005, DERAT/SP issued ordinances (portarias) canceling the DCC’s. Based on said ordinances, the Federal Revenue unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities (dívida ativa) at R$ 276,620 were posted by the Government in December 2005 concerning the Company’s alleged tax debts originating from the offsetting procedures.

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal counsels to both companies classified the chances of success in those cases as probable, mostly in light of the indisputable validity and liquidity of those credits as confirmed in a specific audit conducted by DERAT/RJ.

Finally, on October 3, 2005, the Federal Supreme Court held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor’s definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal counsels to Assignor and to the Company believe that the offsetting procedures carried out by the merged companies and duly recognized by DERAT/SP are confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. Irrespective of the final and conclusive decision in MS RJ, the legal counsels to Assignor and to the Company, in addition to a jurist consulted on this specific issue, believe that the tax liabilities purportedly related to offsetting procedures carried out by the merged companies have become time-barred and, as such, can no longer be claimed by the tax authorities.

In January 2006, the Company was ordered to post bond in aid of execution of the tax claim referred to above; this bond was submitted in the form of a judicial bond insurance policy (seguro garantia). Finally, the Company filed a motion against enforcement, which is pending judgment.

The Company’s legal counsel has classified the chances of success in all claims listed above as probable; nevertheless, if the Company is eventually defeated in all those cases, it will be entitled to full recourse against Assignor concerning all amounts paid to the National Treasury, as per the assignment agreement executed in 2000.

(d) National Social Security Institute – INSS

The Company is a party to several social security disputes in the administrative and judicial spheres, totaling R$ 160,548 as of March 31, 2006. The Company has made judicial deposits for R$ 15,100, and R$ 18,200 is secured by a portion of the Company’s inventory. The Company has provisioned social security contingencies in the amount of R$ 8,500. Further, the Company has credits with INSS under court dispute, totaling R$ 54,855. These credits are off the balance sheet.

Based on the outside legal counsel’s opinion that the possibility of loss in these cases is remote no provisions have been made.

(e) Other court disputes involving the Company

The Company is defendant in civil lawsuits filed by a former caustic soda distributor, totaling R$ 25,488 on March 31, 2006. This former distributor seeks redress of damages caused by the Company’s alleged non-fulfillment of the distributor agreement. In reliance on the opinion of outside legal counsel sponsoring the Company in these lawsuits, the Management believes that the cases will possibly be rejected, no provisions have been made for this matter.

In the 2nd quarter of 2005, the Petrochemical and Chemicals Companies Employees Union in Triunfo (RS) and Camaçari (BA) lodged labor actions claiming overtime payment. The Company has filed the proper defense to these claims and the Management does not expect any loss to result from the final judgment.

As of 2006, the Company is respondent in approximately 1,120 labor claims, including those mentioned above, totaling R$ 247,219 (December 2005 – R$ 223,400). Based on the opinion of outside legal counsel, most of these labor claims are likely to be judged favorably to the Company and, for this reason, no amounts were provisioned in this respect. The cases classified as a probable loss have been provisioned at R$ 7,930 by the Company.

21 Financial Instruments

(a) Risk management

Since the Company operates in the domestic and international banking markets, obtaining funds for its operations and investments, it is exposed to market risks mainly arising from changes in the foreign exchange and interest rates. The bank accounts, financial investments and other accounts receivable are subject to credit risk. The Company has developed policies and procedures for risk evaluation, report preparation and mathematical models for the monitoring of these risks and possible use of derivatives to help mitigate these risks.

To cover the exposure to market risk, the Company utilizes various types of currency hedges, some involving the use of cash and others not. The most common types which use cash, as adopted by the Company, are financial applications abroad (Certificates of deposit, securities in U.S. dollars, foreign mutual funds, time deposits and overnight deposits) and put and call options. The types of currency hedge which do not involve the use of cash are swaps of foreign currency for CDI and forwards.

To hedge its exposure to exchange and interest risks arising from loan and financing agreements, the Company adopted the following methodology: hedging of the principal and interest falling due in the next 12 months in, at least (i) 60% of the debt linked to exports (trade finance), except for Advances on Exchange Contracts (“ACCs”) of up to six months and Advances on Export Contracts (“ACEs”); and (ii) 75% of the debt not linked to exports (non-trade finance).

Exposure to foreign exchange risks

The Company has long-term loans and financing to finance its operations, including cash flows and project financing. Part of the long-term loans is linked to the U.S. dollar (Note 14).

(b) Exposure to interest rate risks

The Company is exposed to interest rate risks on its debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation, while the domestic debt, bearing local interest rates, is mainly subject to fluctuations in the Long-term Interest Rate (TJLP) and the Interbank Deposit Certificate (CDI) rate and IGPM inflation index.

(c) Exposure to commodities risks

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Since the Company seeks to transfer to its own selling prices the effect of price changes in its raw material, arising from changes in the naphtha international quotation, part of its sales may be carried out under fixed-price contracts or contracts stating maximum and/or minimum fluctuation ranges. Such contracts are commercial agreements or derivative contracts relating to future sales.

(e) Exposure to credit risk

The operations that subject the Company to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivable, exposing the Company to the risk of the financial institution involved. In order to manage the credit risk, the Company keeps its bank accounts and financial investments with large financial institutions.

In relation to customer credit risk, the Company protects itself by performing detailed analyses before granting credit and by obtaining real and personal guarantees, when necessary.

(f) Market value of derivative instruments

To determine the estimated market value of financial instruments, the Company uses quotations for similar transactions or public information available in the financial market, as well as valuation methodologies generally accepted and utilized by counterparties. These estimates do not necessarily guarantee that such operations could be realized in the market at the indicated amounts. The use of different market information and/or valuation methodologies could have a significant effect on the estimated market value.

22 Financial Income (Expenses)

	Mar/06	Mar/05

Financial income
Interest income	28,653	36,525
Monetary variation of financial investments, related parties and accounts receivable	1,967	1,673
Monetary variation of taxes recoverable	25,826	13
Exchange variation on foreign currency assets	(124,385)	6,109
Other	4,915	4,617

	(63,024)	48,937

Financial expenses
Interest on financing and related parties	(79,188)	(101,179)
Monetary variation of financing and related parties	(51,933)	(52,567)
Monetary variation and interest on taxes, contributions and suppliers	(61,417)	(29,950)
Losses on derivative transactions	(3,466)	(6,315)
Expenses with vendor transactions	(21,738)	(27,208)
Discounts granted	(11,595)	(5,422)
Exchange variation on foreign currency liabilities	302,892	(20,608)
Taxes and charges on financial transactions	(18,049)	(22,621)
Financial expenses on receivable transactions	(20,137)	(9,906)
Other	(37,826)	(11,293)

	(2,457)	(287,069)

Financial results, net	(65,481)	(238,132)

23 Other Operating Income and Expenses

	Mar/06	Mar/05

Income (expenses)
Rental of facilities and assignment of right to use	6,190	6,498
Recovery of taxes (Note 16(iii))	112,367	129
Sale of sundry materials	1,773	2,631
Recovery of costs and expenses	2,292	109
Inventory adjustments	(1,896)	(2,516)
Other operating income/(expenses), net	(29,508)	(627)

	91,218	6,224

24 Insurance Coverage

The Company has a broadly-based risk management program designed to provide cover and protection for all assets, as well as possible losses caused by production stoppages, through an "all risks" insurance policy. This policy establishes the amount for maximum probable damage, considered sufficient to cover possible losses, taking into account the nature of the Company’s activities and the advice of insurance consultants. At March 31, 2006, insurance coverage for inventories, property, plant and equipment, and loss of profits of the Company amounts to R$ 4,120,178 per claim, while the total of all insured assets is R$ 8,957,304.

25 Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

The formation of Braskem involved the integration of six sponsoring companies and three different pension plans managed by Fundação PETROBRAS de Seguridade Social - PETROS ("PETROS"), PREVINOR - Associação de Previdência Privada ("PREVINOR") and ODEPREV - Odebrecht Previdência ("ODEPREV"). In addition to sponsoring different private pension plans, the Company has approximately 800 employees who do not participate in company-sponsored pension plans, as no new benefits were granted to employees since the inception of the Company.

Management ceased to provide benefits to new employees in order to devise a single, legitimate solution for all participants, with a view to protecting the plan participants’ financial assets.

Experts engaged by the Company recommended that ODEPREV be the only supplementary pension plan entity sponsored by the Company. Furthermore, employees who do not participate in the PETROS and PREVINOR plans were offered the opportunity of joining the ODEPREV plan, retroactively to August 16, 2002.

In early June 2005, the Company communicated to PETROS and PREVINOR its intended withdrawal as a sponsor effective June 30, 2005. With regard to PETROS, the Company is completing the calculation of mathematical reserves of participants, that define potential requirements of contribution by the Company to settle previous commitments. Following the completion of actuarial calculations, the proposed withdrawal as a sponsor will be submitted for the approval of the Supplementary Pension Plan Secretariat, a Social Security Ministry department in charge of regulating and inspecting private pension plans. To support the potential contribution mentioned above, the Company recorded a provision of R$ 58,554 in long-term liabilities.

During the 1st quarter of 2006, neither the Company nor the participants made contributions to the plan (1st quarter of 2005 – R$ 1,406 and R$ 897, respectively).

As to PREVINOR, the reserve computations have been completed and the entity has a surplus, so that no contributions by the Company are required. The process is under review by the Supplementary Pension Plan Secretariat. Following the approval, the rights of active participants and beneficiaries will be settled.

During the 1st quarter of 2006, neither the Company nor the participants made contributions to the plan (1st quarter of 2005 – R$ 322 and R$ 182, respectively).

Benefits to retired employees and pensioners will continue to be paid on a regular basis up to completion of the process.

(a) ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

The Board of Trustees of ODEPREV defines each year, in advance, the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits under the Optional Plan, the obligation of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined-contribution plan, it will not be able to require any obligation or responsibility on the part of the sponsoring company to assure minimum levels of benefits to the participants who retire.

Currently, the active participants in ODEPREV total 2,137 (1st quarter of 2005 – 1,122).

Up to March 31, 2006, sponsor’s and employees’ contributions amounted to R$ 2,018 (1st quarter of 2005 - R$ 1,479) and R$ 2,801 (1st quarter of 2005 - R$ 1,396), respectively.

26 Raw Material Purchase Commitments

The Company has contracts for consumption of electric energy for its industrial plants located in the states of Alagoas, Bahia and Rio Grande do Sul. The minimum commitment for consumption under these four-year contracts amounts to approximately R$ 102,340 (not reviewed).

The Company acquires from Copesul ethylene and propylene for its units at the Southern Petrochemical Complex, under a contract in force until 2014. The minimum annual purchase commitment corresponds to 268,200 metric tons of ethylene and 262,200 metric tons of propylene. Considering the prices ruling at March 31, 2006, this commitment corresponds to R$ 1,202,302 (not reviewed). If the Company does not acquire the minimum volume, it must pay 40% of the current price of the amount not purchased. Based on 40% of prices charged as of March 31, 2006, the amount would be equal to R$ 480,921 (not reviewed).

Braskem purchases naphtha under contracts establishing a minimum annual purchase volume equal to R$ 5,262,552 (not reviewed), based on market prices as of March 31, 2006.

27 Subsequent Event

(a) Acquisition of Politeno

In a “Communication to the Market” released on April 5, 2006, Braskem informed that on April 4, 2006, it entered into an agreement with Suzano Petroquímica, Sumitomo Chemical and Itochu Corporation, to purchase 100% of the common and preference shares in Politeno held by those companies.

With this transaction, the Company will hold 100% of the voting and 96.15% of the total capital of Politeno, a company with a production capacity of 360 thousand t/year of polyethilene, located in the Petrochemical Complex of Camaçari, state of Bahia.

The final amount to be paid by the Company for these shares will be computed based on the performance of Politeno over the next 18 months, reflecting the evolution of the difference between polyethilenes and ethene in the Brazilian market.

The initial amount payable by Braskem was equal to US$ 111.3 million, of which US$ 60.6 million was paid to Suzano Petroquímica and US$ 50.7 million to the other shareholders. This payment was calculated by applying the percentage acquired (62.2%) to the value of 100% of Politeno (US$ 225 million), less US$ 46.1 million for contingencies and working capital adjustments. This sum will be applied to the final amount mentioned above.

(b) Issue of Perpetual Bonds

On April 24, 2006, Braskem completed the issue of perpetual bonds for a total of US$ 200 million. The bonds are redeemable at the Company’s option in 360 months and on a quarterly basis as from 2011 and will pay annual coupon of 9%. The Company intends to use the proceeds of the offer in general corporate activities, including formation of working capital and financing the acquisition of certain common and preferred shares in Politeno.

Supplementary Information

Statement of cash flows for the quarters ended March 31, 2006 and 2005

		Parent company		Consolidated

	Mar/06	Mar/05	Mar/06	Mar/05

Net income for the quarter	119,747	206,831	121,955	205,682
Adjustment to reconcile net income:
Depreciation, amortization and depletion	197,680	191,935	232,089	208,382
Amortization of goodwill (negative goodwill), net	39,406	37,933	38,433	37,924
Equity accounting	(68,448)	(19,897)	966	(355)
Reversal of (provision for) loss on investments	(3,440)	(45,728)	3,029
Tax incentives			(7,423)	(11,544)
Exchange variation on investments	(4,890)	1,170	(148)	5,635
Adjustment to realizable value of investments (change in criterion)			(99)	402
Gain (losses) on interest in investments and Others		299	(11,243)	(151)
Gains (losses) on permanent asset disposals	1	12	854	1,659
Interest and monetary and exchange variations, net	15,041	190,624	36,935	207,743
Recognition of tax credits	(80,737)		(80,737)
Minority interests			(994)	3,246
Deferred income tax	16,141	20,985	11,006	21,051
Other	7,589	12,738	9,987	15,114

	238,090	596,902	354,610	694,788

Effect of mergers of investments		2

Effect of merger of cash	121,777	7,643	114,552	(3,095)

Cash generation before changes in operating working capital	359,867	604,547	469,162	691,693

Changes in operating working capital
Marketable securities	(6,845)	955	(85,707)	(17,341)
Trade accounts receivable	140,253	(239,593)	6,094	(276,010)
Inventories	(70,854)	82,426	(88,407)	100,396
Taxes recoverable	(69,643)	(28,870)	(66,777)	(26,838)
Prepaid expenses	9,350	15,140	9,405	14,325
Dividends received	28,221	39,449
Other accounts receivable	(5,037)	(13,875)	(36,437)	(30,298)
Suppliers	(37,482)	103,220	(63,418)	234,584
Taxes, charges and contributions	(48,138)	36,999	(55,919)	38,192
Tax incentives	7,380	30,121	15,764	41,694
Advances from customers	(3,603)	35,877	(4,650)	16,998
Other accounts payable	17,705	(21,971)	26,423	(9,524)

Generation of cash from operations before financial effects	321,174	644,425	125,533	777,871

Exclusion of financial cash effects	(121,777)	(7,643)	(114,552)	3,095

Generation of accounting cash from operations	199,397	636,782	10,981	780,966

Cash flows (continued)

		Parent company		Consolidated

	Mar/06	Mar/05	Mar/06	Mar/05

Proceeds from the sale of investments	42		42
Additions to investments		(15,841)		(15,841)
Additions to property, plant and equipment	(152,539)	(84,756)	(174,048)	(101,379)
Additions to deferred charges	(4,485)	(20,389)	(4,762)	(20,862)

Cash used for investments	(156,982)	(120,986)	(178,768)	(138,082)

Short-term debt, net
Funds obtained	127,750	32,214	515,504	131,018
Repayment	(363,929)	(843,020)	(428,715)	(910,605)
Long-term debt
Funds obtained		244,118	61,807	248,823
Repayment			(82,362)	(24,065)
Related parties
Funds obtained	3,549	143,176	1	22
Repayment	(4,622)	(255,807)	(867)	(37,958)
Dividends paid to shareholders and
minority interests	(35,274)	(20,372)	(35,168)	(10,178)
Other			(2,841)

Geration (use) of cash in financing	(272,526)	(699,691)	27,359	(602,943)

Generation (use) of cash and cash equivalents	(230,111)	(183,895)	(140,428)	39,941

Represented by
Cash and cash equivalents, beginning of period	1,461,090	1,556,869	2,135,740	1,793,958
Cash and cash equivalents, end of period	1,230,979	1,372,974	1,995,312	1,833,899

Generation (use) of cash and cash equivalents	(230,111)	(183,895)	(140,428)	39,941

* * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Augut 28, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer